Exhibit 99.2

Fourth Quarter and Full Year 2022 Earnings Call February 22, 2023

Forward-Looking Statements Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Fourth Quarter 2022 – Earnings Call 2

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow, NOPAT, Invested Capital, ROIC and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow, NOPAT, Invested Capital, ROIC and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future. Fourth Quarter 2022 – Earnings Call 3

Jean-Marc Germain Chief Executive Officer

Safety is Our Top Priority Recordable Case Rate(1) Our Changchun operation completed 3 million hours without a recordable case in 2022 Muscle Shoals, Neuf Brisach, Ravenswood, Singen (P&ARP) and Valais (AS&I) each completed 1 million hours without a recordable case in 2022 12 sites finished 2022 with zero recordable cases 8 sites completed multi-year stretches without a recordable case in 2022 (1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked. Delivered best-in-class safety performance in 2022 with a recordable case rate of 1.8; focus on safety is never ending, targeting 1.5 recordable case rate by 2025 Fourth Quarter 2022 – Earnings Call 5

Q4 2022 Highlights Shipments: 368kt (-5% YoY) Adjusted EBITDA Bridge in millions Revenue: 1.8 billion (+8% YoY) Value-Added Revenue: 696 million (+18% YoY) Net income: 30 million Adjusted EBITDA: 148 million (+1% YoY) Cash from Operations: 128 million ï Free Cash Flow: 22 million Strong Q4 results despite significant inflationary headwinds; Adjusted EBITDA and Free Cash Flow in-line with our prior guidance Fourth Quarter 2022 – Earnings Call 6

FY 2022 Highlights Adjusted EBITDA Bridge in millions ïƒ Shipments: 1.6 million tons (+1% YoY) Revenue: 8.1 billion (+32% YoY) +16% Value-Added Revenue: 2.7 billion (+21% YoY) Net income: 308 million Adjusted EBITDA: 673 million (+16% YoY) Record Adj. EBITDA in A&T and AS&I Net Debt / LTM Adjusted EBITDA Cash from Operations: 451 million Down 0.6x Free Cash Flow: 182 million Return on Invested Capital: 11.0% (up 120 bps YoY) Leverage: 2.8x at December 31, 2022 Strong performance in 2022; delivered record Adjusted EBITDA and Free Cash Flow Fourth Quarter 2022 – Earnings Call 7

Peter Matt Chief Financial Officer

Value-Added Revenue Bridges Q4 2022 vs. Q4 2021 millions +18% FY 2022 vs. FY 2021 millions +21% Fourth Quarter 2022 – Earnings Call 9

Packaging & Automotive Rolled Products Q4 2022 Performance Q4 Q4 Adjusted EBITDA of 71 million 2022 2021 % Higher automotive shipments; lower Shipments (kt) 254 272 (7)% packaging and specialty shipments Improved price and mix Revenue ( m) 1,008 1,037 (3)% Higher operating costs due to inflation and Adj. EBITDA ( m) 71 88 (20)% operating challenges at Muscle Shoals (higher maintenance costs) Adj. EBITDA ( / t) 278 323 (14)% Favorable FX translation Q4 Adjusted EBITDA Bridge FY Adjusted EBITDA Bridge Fourth Quarter 2022 – Earnings Call 10

Aerospace & Transportation Q4 2022 Performance Q4 Q4 Adjusted EBITDA of 56 million 2022 2021 % Higher aerospace shipments; lower TID Shipments (kt) 53 53 —% shipments Improved price and mix (including 8M Revenue ( m) 422 321 32% customer contractual payment) Adj. EBITDA ( m) 56 30 87% Higher operating costs mainly due to inflation Adj. EBITDA ( / t) 1,079 579 86% Q4 Adjusted EBITDA Bridge FY Adjusted EBITDA Bridge Fourth Quarter 2022 – Earnings Call 11

Automotive Structures & Industry Q4 2022 Performance Q4 Q4 Adjusted EBITDA of 31 million 2022 2021 % Higher automotive shipments; lower Shipments (kt) 61 60 1% industry shipments Revenue ( m) 428 362 19% Improved price and mix Higher operating costs mainly due to Adj. EBITDA ( m) 31 31 0% inflation Adj. EBITDA ( / t) 514 519 (1)% Q4 Adjusted EBITDA Bridge FY Adjusted EBITDA Bridge Fourth Quarter 2022 – Earnings Call 12

Managing the Current Inflationary Environment Cost Pressures and Mitigants Addressing Inflationary Pressures Broad based and significant inflationary Adjusted EBITDA Bridge pressures throughout 2022; expected to (2022 vs. 2021) continue throughout 2023 millions – Metal supply remains tight – Higher costs for alloying elements like magnesium and lithium – Labor and other non-metal costs higher, particularly European energy A number of tools working to offset inflation: – Solid cost control by businesses; Vision ‘25 initiatives helping – Inflationary protections (i.e. PPI inflators) in existing contracts, though have a lag – New customer contracts with better pricing and better protections Inflation is significant but largely offset by improved pricing and our relentless focus on cost control Fourth Quarter 2022 – Earnings Call 13

# Energy Costs Update

- Group energy costs of ~€275M in 2022
  - Up from 2019-2021 average of ~€150M
- 2023 energy largely secured, but at higher average prices
- Forward energy prices in Europe have declined in recent months but remain 3x or more above historical averages
- Customer negotiations to pass through costs have met or exceeded expectations
- Energy "call to action" across the company has uncovered numerous opportunities to reduce consumption
- Government initiatives still under development may bring some relief
  - At this stage eligibility is uncertain and any benefit is difficult to quantify
- Structural solutions for European market likely in place by 2025


France Electricity (Baseload)(1)
€/MWh
1,200
1,000
800
600
400
200
-
~3.5x
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
1-Year Forward Price
2017-2020 Avg. Price


EU Natural Gas (TTF)(1)
€/MWh
350
300
250
200
150
100
50
-
~3.0x
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
1-Year Forward Price
2017-2020 Avg. Price

(1) Source: Bloomberg, Constellium analysis.

Constellium
Fourth Quarter 2022 – Earnings Call 14

Free Cash Flow 2022 Free Cash Flow Highlights FY 2022 FY 2021 in millions Record Free Cash Flow of 182 million Net cash flows from 451 357 Strong Adjusted EBITDA operating activities Lower cash interest Purchases of property, Higher capital expenditures and cash plant and equipment, (269) (222) taxes net of grants received 650 million of Free Cash Flow generated Free Cash Flow 182 135 since 2019 Consistent Free Cash Flow Generation Current 2023 Expectations in millions Free Cash Flow: > 125 million Capex: 340-350 million Cash interest: ~ 120 million Cash taxes: ~ 30 million TWC: ~neutral Fourth Quarter 2022 – Earnings Call 15

Net Debt and Liquidity Net Debt and Leverage Debt / Liquidity Highlights in millions Leverage at .8x, multi-year low 2 a Despite 64 million FX impact on debt Expect leverage to continue to decline No near-term bond maturities Strong liquidity position Leverage: Net Debt / LTM Adjusted EBITDA Maturity Profile(1) Liquidity in millions in millions Continued to reduce gross debt in 2022; balance sheet approaching target leverage of 2.5x with long-term target leverage range of 1.5x to 2.5x (1) See Borrowings Table in the Appendix for more details. Fourth Quarter 2022 – Earnings Call 16

Jean-Marc Germain Chief Executive Officer

# End Market Updates

## A Diversified Platform

### LTM Revenue by End Market



Packaging 41%
Automotive 26%
Aerospace 9%
Specialties 24%

| Market | Commentary |
|---|---|
| **Packaging** | • Some short term inventory adjustments in both North America and Europe, but market backdrop remains strong<br>• Focus on sustainability driving increased demand for aluminium cans<br>• Mid-single digit long-term demand growth supported by can-maker capacity additions in both North America and Europe |
| **Automotive** | • Currently at a low base with uncertainty continuing as a result of the semiconductor shortage and other supply chain challenges<br>• Dealer inventories remain low; consumer demand for luxury cars, light trucks, and SUVs remains strong<br>• Lightweighting megatrend driving increased demand for rolled and extruded products; electrification trend gaining momentum |
| **Aerospace** | • Major OEMs have announced narrow body build rate increases; recovery continued in 4Q 2022 with shipments up ~50% YoY<br>• Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for narrow and wide body aircraft<br>• Demand strong in business/regional jet, defense and space |
| **Other Specialties** | Transportation, Industry and Defense (Rolled):<br>• Demand remains strong in markets like defense and semiconductors<br>• Seeing some signs of weakness in other markets; demand in North America more resilient than Europe<br>Industry (Extrusions):<br>• Europe: Demand still strong in sectors like solar and rail, though seeing some signs of weakness in other markets |

Constellium
Fourth Quarter 2022 – Earnings Call 18

Investing in Our Future...Today Our performance across varying business conditions and our strong financial position give us confidence to continue investing – The incremental growth capex of ~€75M per year in 2023-2025 is manageable – Expect to continue to generate strong FCF through the investment cycle Strategic investments today are important contributors to our Adjusted EBITDA target of >€800M by 2025 Strategic projects underway continue to have attractive returns – Neuf Brisach recycling center well underway; startup/ramp-up on track for 2025 – Can sheet capacity expansions are highly capital efficient In a sharply deteriorating environment the pace of investment can be slowed Increasing growth capex to ~€150M per year from 2023-2025 (total capex of ~€350M per year) to invest in highly strategic, high return cost savings and growth projects Fourth Quarter 2022 – Earnings Call 19

Key Messages and Guidance Strong performance in 2022 – Record Adjusted EBITDA and Free Cash Flow despite a number of challenges including significant inflationary Targets pressures 2023 Adjusted EBITDA: – Solid operational performance and strong cost control €640 to €670 million – Leverage at 2.8x at year-end, a multi-year low Exciting future ahead with opportunities to grow our business 2023 Free Cash Flow: and enhance profitability and returns >€125 million – Diversified portfolio serving resilient end markets – Durable, sustainability-driven secular growth trends driving Long-Term Adjusted increased demand for our products EBITDA: – Infinitely recyclable aluminium is part of the circular economy >€800 million by 2025 – Substantial value creation opportunities remain longer term; Long-Term Leverage: planting the seeds today for future growth and profitability 1.5x—2.5x – Execution focused with proven ability to flex costs – Balance sheet rapidly approaching target leverage with improved financial flexibility Focused on executing our strategy, delivering our long-term EBITDA guidance, achieving our ESG objectives and increasing shareholder value Fourth Quarter 2022 – Earnings Call

Appendix Fourth Quarter 2022 – Earnings Call 21

VAR Reconciliation Three months ended Year ended December 31, December 31, (in millions of Euros) 2022 2021 2022 2021 Revenue 1,844 1,706 8,120 6,152 Hedged cost of alloyed metal (1,212) (1,067) (5,403) (3,684) Revenue from incidental activities (5) (5) (21) (20) Metal time lag 69 (43) 29 (187) VAR 696 591 2,725 2,261 Adjusted EBITDA 148 147 673 581 VAR Margin 21.3% 24.9% 24.7% 25.7% Fourth Quarter 2022 – Earnings Call 22

Reconciliation of Net Income to Adjusted EBITDA Three months ended Year ended December 31, December 31, (in millions of Euros) 2022 2021 2022 2021 Net income 30 7 308 262 Income tax (benefit) / expense (3) 2 (105) 55 Income before tax 27 9 203 317 Finance costs—net 33 41 131 167 Income from operations 60 50 334 484 Depreciation and amortization 78 72 287 267 Restructuring costs 1 — 1 3 Unrealized (gains) / losses on derivatives (19) 32 46 (35) Unrealized exchange (gains) / losses from the (1) — 1 (1) remeasurement of monetary assets and liabilities – net (Gains) / losses on pension plan amendments (47) 30 (47) 32 Share based compensation costs 5 4 18 15 Metal price lag 69 (43) 29 (187) Losses on disposal 2 2 4 3 Adjusted EBITDA 148 147 673 581 Fourth Quarter 2022 – Earnings Call 23

Free Cash Flow Reconciliation Three months ended Year ended December 31, December 31, (in millions of Euros) 2022 2021 2022 2021 Net cash flows from operating activities 128 118 451 357 Purchases of property, plant and equipment, (106) (104) (269) (222) net of grants received Free Cash Flow 22 14 182 135 H2 2022 H1 2022 H2 2021 H1 2021 (in millions of Euros) Net cash flows from operating activities 282 169 209 148 Purchases of property, plant and equipment, (186) (83) (155) (67) net of grants received Free Cash Flow 96 86 54 81 H2 2020 H1 2020 H2 2019 H1 2019 (in millions of Euros) Net cash flows from operating activities 182 152 187 260 Purchases of property, plant and equipment, net of (79) (98) (141) (130) grants received Free Cash Flow 103 54 46 130 Fourth Quarter 2022 – Earnings Call 24

Net Debt Reconciliation December 31, September 30, June 30, March 31, December 31, (in millions of Euros) 2022 2022 2022 2022 2021 Borrowings 2,056 2,169 2,158 2,138 2,129 Fair value of net debt derivatives, net of margin 1 (1) (5) (1) (1) calls Cash and cash equivalents (166) (171) (156) (160) (147) Net Debt 1,891 1,997 1,997 1,977 1,981 LTM Adjusted EBITDA 673 672 655 627 581 Leverage 2.8x 3.0x 3.0x 3.2x 3.4x Fourth Quarter 2022 – Earnings Call 25

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended December 31, September 30, June 30, March 31, December 31, (in millions of Euros) 2022 2022 2022 2022 2021 Net income 308 285 253 393 262 Income tax (benefit) / expense (105) (100) 57 83 55 Income before tax 203 185 310 476 317 Finance costs—net 131 139 137 142 167 Income from operations 334 324 447 618 484 Depreciation and amortization 287 281 275 270 267 Restructuring costs 1 — — 2 3 Unrealized losses / (gains) on derivatives 46 97 93 (64) (35) Unrealized exchange losses / (gains) from the 1 2 1 — (1) remeasurement of monetary assets and liabilities—net (Gains) / losses on pension plan amendments (47) 30 30 32 32 Share based compensation costs 18 17 17 15 15 Metal price lag 29 (83) (212) (250) (187) Losses on disposals 4 4 4 4 3 Adjusted EBITDA 673 672 655 627 581 Fourth Quarter 2022 – Earnings Call 26

Reconciliation of Net Income to NOPAT and ROIC Year ended December 31, (in millions of Euros) 2022 2021 Net income 308 262 Income tax (benefit) / expense (105) 55 Income before tax 203 317 Finance costs—net 131 167 Income from operations 334 484 Unrealized losses / (gains) on derivatives 46 (35) Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities—net 1 (1) (Gains) / losses on pension plan amendments (47) 32 Share based compensation costs 18 15 Metal price lag 29 (187) Losses on disposals 4 3 Tax impact(1) (92) (76) NOPAT (A) 293 235 (in millions of Euros) 2021 2020 Intangible assets 58 61 PP&E, net 1,948 1,906 Trade receivables and other—current 683 406 Derecognized trade receivables(2) 345 398 Inventories 1,050 582 Trade payables and other—current (1,377) (905) Provisions current portion (20) (23) Income tax payable (34) (20) Total Invested Capital (B) 2,653 2,405 (in millions of Euros) 2022 2021 NOPAT for fiscal year (A) 293 235 Total invested capital as of December 31 of prior year (B) 2,653 2,405 ROIC (A)/(B) 11.0% 9.8% (1) Tax impact on net operating profit computed using the Group’s average statutory tax rate Fourth Quarter 2022 – Earnings Call 27 (2) Trade receivables derecognized under our factoring agreements

Borrowings Table At December 31, At December 31, 2022 2021 Nominal Nominal Value in Nominal Value in (Arrangement Accrued Carrying Carrying (in millions of Euros) Currency Rate Euros fees) Interests Value Value Secured Pan-U.S. ABL $ 85 Floating 80 — 1 81 —(due 2026) Secured PGE French Facility € 180 Floating — — — — 180 (repaid in May 2022) Senior Unsecured Notes Issued November 2017 and due 2026 $ 300 5.875% 281 (2) 6 285 268 Issued November 2017 and due 2026 € 400 4.250% 400 (3) 6 403 402 Issued June 2020 and due 2028 $ 325 5.625% 305 (5) 1 301 284 Issued February 2021 and due 2029 $ 500 3.750% 469 (6) 4 467 438 Issued June 2021 and due 2029 € 300 3.125% 300 (4) 4 300 300 Unsecured Swiss Facility CHF 15 1.175% — — — — 14 (repaid in June 2022) Lease liabilities 167 — 1 168 183 Other loans 51 — — 51 60 Total Borrowings 2,053 (20) 23 2,056 2,129 Of which non-current 1,908 1,871 Of which current 148 258 Fourth Quarter 2022 – Earnings Call 28